

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4720

July 29, 2016

<u>Via E-mail</u>
Luis Carlos Trabuco Cappi
Chief Executive Officer
Bank Bradesco
Cidade de Deau S/N
Vila Yara, 06029-900
Osasco – SP, Brazil

> **Re: Bank Bradesco**
> **Form 20-F for the Fiscal Year Ended December 31, 2015**
> **Filed April 18, 2016**
> **File No. 001-15250**

Dear Mr. Luis Carlos Trabuco Cappi:

We have completed our review of your filings. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable rules require.

Sincerely,

/s/ Gus Rodriguez

Gus Rodriguez
Accounting Branch Chief
Office of Financial Services